SUPERFUND GOLD, L.P.
C/O SUPERFUND CAPITAL MANAGEMENT, INC.
OTWAY BUILDING
PO BOX 1479
GRAND ANSE
ST. GEORGE’S, GRENADA
WEST INDIES
February 12, 2006
Ms. Kristina Aberg
     Attorney-Advisor
Ms. Karen Garnett
     Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549
Re:	Superfund Gold, L.P. (the “Company”) Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-151632)
Dear Ms. Aberg and Ms. Garnett:
     We hereby request that the effective date for the Company’s Registration Statement (File No. 333-151632) be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on February 17, 2009, or as soon thereafter as reasonably practicable.
     We hereby acknowledge that:
1.	should the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and
3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUPERFUND GOLD, L.P.		SUPERFUND USA, INC.

By:	Superfund Capital Management, Inc.,	By:	/s/ Paul Wigdor
its General Partner
Name: Paul Wigdor
By:	/s/ Nigel James		Title: President

Name: Nigel James
Title: President